FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Tenet Fintech Group Inc. (the "Issuer").

Trading Symbol: PKK

Number of Outstanding Listed Securities: 98,937,683

Date: June 30, 2022

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

Although there were lingering effects form the measures taken by the government in the first two months of the second quarter to try to control the resurgence of Covid-19 in China, the Chinese economy slowly began to get back on track during the month of June when the measures were lifted. The lifting of the Covid-19 measures occurred in time to allow the preparations for the 618

Shopping festival to proceed as planned. While this year's festival, which the

Issuer once again took part in, posted a slower growth rate than in previous years, overall sales numbers from this year's festival participants still exceeded their sales totals for the 2021 event. The Issuer expects to publish the financial highlights resulting from its participation in this year's 618 event shortly following the filing of this report.

During the reporting period, the Issuer signed a cooperative agreement with Huai'an Rural Commercial Bank Ltd. ("HRCB") to create a program to bring better access to credit to the Chinese restaurant and food services industry. Often seen as a high-risk sector because of its high turnover rate and other factors, lenders have typically tended to shy away from the Chinese food services industry. The LendingPro™ credit management (part of the Issuer's Business Hub™) aims to mitigate the risks associated with lending to restaurants and food services businesses. Specifically designed to provide greater system integration between banking systems and the Business Hub™, LendingPro™ will allow HRCB to assess the credit worthiness and monitor the activities of the city of Huai'an's restaurants and food services businesses to qualify them for credit based on a combination of HRCB's credit criteria and LendingPro™'s built-in AI functions. The businesses that qualify will obtain a revolving credit of up to 50,000 RMB (about CAD$10,000) from HRCB to purchase goods and supplies from a list of Business Hub™ approved vendors and suppliers. While HRCB will earn interest on the credit extended, the Issuer will earn a 2% one-time service fee, payable by the supplier, on each transaction paid for through the program.

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During the reporting period, the Issuer also announced the signing of a national strategic cooperation agreement with China's Shanghai Electric Power Company ("SEPC") to help the country with the implementation of its policy to have its carbon emissions peak by 2030 and achieve carbon neutrality by 2060. SEPC and the Issuer have agreed to partner up to prepare, present and promote nationwide solar power project proposals to the entities responsible for awarding the implementation of such projects. The proposed projects will run through the Issuer's i3060 platform while SEPC will fund, manage and operate them.

The Issuer also launched a new corporate website during the reporting period. The new website provides the public with a better understanding of the Issuer's business, including the Business Hub, company culture, management team, and investor information.

2. Provide a general overview and discussion of the activities of management.

The development and marketing of the Business Hub within Canada continued to make strides. Additional resources continued to be hired during the reporting period and the adaption of the platform for a Canadian market advanced. The

Issuer's management team also continued to expand its business reach in the various sectors of the Chinese market, as indicated in Section 1 above.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Please see the description of the agreements described in Section 1 above.

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the

Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

Please see the description of the agreements described in Section 1 above. This agreement is not with a Related Person of the Issuer.

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6. Describe the expiry or termination of any contracts or agreements between the

Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8. Describe the acquisition of new customers or loss of customers. N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

The Issuer continued to hire several new employees in Canada during the reporting period in connection with its development and adaption of the Cubeler Business Hub for the North American market.

11. Report on any labour disputes and resolutions of those disputes if applicable. N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

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14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Stock Options	2,842	Incentive options issued to employees. Each option allows its holder to acquire common shares of the Issuer at a price of $2.55 per share.	N/A
Common shares	125,500	Exercise of 125,500 warrants for a consideration of $63,500	Business development and working capital

15. Provide details of any loans to or by Related Persons.

During the reporting period, the Issuer loaned the amount of $130,462 to a member of the board of directors. The borrower issued a promissory note to the Issuer in the same amount plus interest at the prescribed rates. The promissory note must be repaid no later than December 31, 2022.

16. Provide details of any changes in directors, officers or committee members.

Michael Pesner resigned as a director of the Issuer on June 29, 2022, for personal reasons. Dana Ades-Landy opted not to seek re-election as a director for personal reasons and her mandate as a director ended on June 30, 2022.

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

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Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated June 8, 2022.

Johnson Joseph
Name of Director or Senior Officer

(s) Johnson Joseph
Signature

Chief Executive Officer
Official Capacity

Issuer Details
Name of Issuer	For Month End	Date of Report
Tenet Fintech Group Inc.	June 2022	June 8, 2022
Issuer Address
550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
Montreal, QC H3A 1B9	(514) 340-2228	(514) 340-7775
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
Contact Email Address	Web Site Address
investors@tenetfintech.com	www.tenetfintech.com

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